Maneki Mining Inc.
4462 John Street
Vancouver, BC
V5V 3X1

December 9, 2005

UNITED STATES SECURITIES
AND EXCHANGE COMMISSION
Station Place
100 F Street, N.E.
Washington, D.C.
20549-7010

Attn: Edward M. Kelly

Re:       Maneki Mining Inc.
            Registration Statementon Form SB-2
            File No. 333-125898

Dear Mr. Kelly

In response to your correspondence with our legal counsel, Stepp Law Group, in a facsimile dated December 8, 2005 we have filed an amendment to the SB-2 which was originally filed on June 17, 2005.  Exhibit 5.1 has been revised to conform to the one which was included in pre-effective amendment 3. We have included a hardcopy of pre-effective amendment 5 (via Federal Express).

Yours truly,

/s/ Sean Philip Watkinson
Sean Philip Watkinson
President

cc: Thomas E. Stepp, Esq.